October 10, 2024

Maximiliano Ojeda
Chief Executive Officer
MGO Global Inc.
1515 SE 17th Street, Suite 121/#460236
Fort Lauderdale, Florida 33346

       Re: MGO Global Inc.
           Registration Statement on Form S-1
           Filed on October 4, 2024
           File No. 333-282517
Dear Maximiliano Ojeda:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Ross D. Carmel